COTTONWOOD MULTIFAMILY REIT II, INC.

6340 SOUTH 3000 EAST, SUITE 500

SALT LAKE CITY, UTAH 84121

July 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Attn:	Sandra Hunter, Staff Attorney

Re:	Cottonwood Multifamily REIT II, Inc.

Offering Statement on Form 1-A, as amended

File No. 024-10615

Ladies and Gentlemen:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended, Cottonwood Multifamily REIT II, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the qualification date of the above-referenced Offering Statement in order that the Offering Statement shall become qualified on Thursday, July 6, 2017 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Please contact Darryl Steinhause of DLA Piper LLP (US), counsel to the Company, at (858) 638-6702 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Offering Statement qualified has been executed.

Very truly yours,

COTTONWOOD MULTIFAMILY REIT II, INC., a Maryland corporation

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer